EXHIBIT 99.1

Tricon Announces Plans to Deliver Over 3,000 New Build-to-Rent Homes Across 23 Communities to Satisfy Growing Demand for U.S. Housing

TORONTO, Nov. 23, 2021 /CNW/ - Tricon Residential Inc. (TSX: TCN) (NYSE: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, provided an update today on its active build-to-rent community pipeline, which has now expanded to over 3,000 rental units in 23 new home communities across the U.S. Sun Belt. The communities are under development or under contract to be developed within Tricon's existing single-family rental investment vehicles THPAS-JV1 and Homebuilder Direct JV, and are being built by a number of national and regional homebuilders including four of the top 25 largest homebuilders in the United States.

A rendering of Tricon's Willow Creek Manors in Tomball, TX, one of the company's 23 planned build-to-rent communities. (CNW Group/Tricon Residential Inc.)

Tricon has always been committed to increasing access to high-quality housing options for American families and believes this can be accomplished in part through the construction of new purpose-built single-family rental communities, within close proximity to excellent schools, parks, neighborhood retail centers, and major job nodes. The planned communities are targeting the middle market resident demographic and are located in high-growth Sun Belt states, aligning with Tricon's broader single-family rental strategy. The communities consist predominantly of single-family detached homes with 3 - 4 bedrooms and two or more bathrooms, and typically have access to a range of resident-centric amenities including community parks, pools and recreational areas.

"COVID-19 has cast light on the shortage of affordable housing options across the U.S.," said Gary Berman, President and CEO of Tricon Residential. "At Tricon, we are committed to expanding the supply of accessible, high-quality housing for families who are seeking a single-family home and prefer the convenience and flexibility of a rental lifestyle.  We are also focused on building sustainable communities that enrich the lives of our residents and the local neighborhoods they live in, which is central to our corporate strategy and our Environmental, Social and Governance ("ESG") priorities. Our build-to-rent pipeline makes a positive contribution to alleviating America's housing shortage, while stimulating local economic growth and catering to the needs of modern residents."

The 23 communities are located across ten MSAs, including: Texas (Dallas-Fort Worth, Houston, Austin, and San Antonio); California (Sacramento and Inland Empire); Phoenix, Arizona; Jacksonville, Florida; and Reno, Nevada. Tricon is currently on track to have over 600 new homes in these communities constructed and available for rent by the end of 2022, with the full pipeline expected to be delivered by the end of 2024. The homes will feature convenient and controlled access through Tricon's smart home package, which includes smart locks, door sensors, smart thermostats, energy-efficient HVAC systems, leak detection systems, as well as high-efficiency ENERGY STAR® certified appliances. Using its technology-enabled operating platform, Tricon aims to deliver an exceptional resident experience within these rental communities, from leasing and maintenance to community activities and ancillary services.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of approximately 35,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon's culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life's potential. For more information visit www.triconresidential.com.

Forward-Looking Information

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management's current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. In some cases, forward-looking information can be identified by such terms as "will", "would", "anticipate", "anticipated", "expect" and "expected". The forward-looking statements in this news release include statements regarding the intended development and leasing of built-to-rent communities, the number of homes to be developed, the timelines for their delivery, their features and amenities and Tricon's operation of the homes once completed. These statements are based on certain assumptions, including assumptions regarding local market conditions and the impact of COVID-19 on the Company's operations and business. Such statements are also subject to significant known and unknown risks, uncertainties, conditionality (including the completion of contracts which remain subject to outstanding conditions, or the prospect of changes to the Company's operating or building design plans) and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

SOURCE Tricon Residential Inc.

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%CIK: 0001584425

For further information: Investors: Wissam Francis, EVP & Chief Financial Officer, Tel: 416-323-2484, Email: wfrancis@triconresidential.com; Wojtek Nowak, Managing Director, Capital Markets, Tel: 416-925-2409, Email: wnowak@triconresidential.com; Media: Tara Tucker, Vice President, Communications, Tel: 416-925-4041, Email: ttuccker@triconresidential.com

CO: Tricon Residential Inc.

CNW 06:45e 23-NOV-21